Form 6-K

Securities and Exchange Commision
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
Of The
Securities Exchange Act of 1934

For the month of August 2004	Commision file number 1-12260

DE RIGO S.P.A.
(Translation of registrant's name in English)

Republic of Italy
(Jurisdiction of incorporation or organization)

Zona Industriale Villanova
32013 Longarone (BL)
Italy
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F   X   Form 40-F ___

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes           No     X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes           No     X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes           No     X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-       .)

For further information, please contact: Maurizio Dessolis Chief Financial Officer Tel 39 0437 7777 Fax 39 0437 770727 e-mail: investor@derigo.com NYSE: DER	3 August 2004 FOR IMMEDIATE RELEASE

DE RIGO

announces sales results for the first six months of 2004

De Rigo S.p.A. (NYSE: DER) posted net sales of EUR 275.9 m1 for the first six months of 2004, an increase of 0.9% as compared with the same period last year.

The sales results confirmed the positive trends in the Group's current businesses, as comparisons with the prior year were affected by De Rigo's sale during July 2003 of the controlling interest in Eyewear International Distribution ("EID"), a joint venture with the Prada Group. Excluding EID's sales from the Group's results for the first six months of 2003,2 the period on period increase in consolidated net sales was 8.8% .

Highlights of the Group's unaudited sales results for the first six months of 2004 include:

  Consolidated net sales increased by 0.9% to EUR 275.9 m, as compared with EUR 273.4 mposted in the first six months of 2003. Foreign currency translations had a positive effect of 1.1percentage points on consolidated net sales 3 .
  Wholesale & manufacturing sales grew by 3.6% to EUR 82.8 m from EUR 79.9 m posted in thefirst six months of 2003. Excluding sales made to EID during the first six months of 2003 fromthe comparison, the segment's sales increased by 7.1%.
  Sales through the retail companies increased by 8.8% to EUR 198.7 m from EUR 182.6 m inthe first six months of 2003, primarily as a result of positive same store sales growth at bothGeneral Optica ("GO"), the Group's Spanish retail chain, and Dollond & Aitchison ("D&A"),the Group's British retail chain.

In this release, De Rigo is reporting net sales and revenues on a consolidated basis, as well as sales for each of its two principal business segments. In calculating its consolidated net sales and revenues, De Rigo has eliminated the intercompany sales among the Group's business segments, as detailed in the following table:

1 The Group reports its results in Euro. On August 2nd, 2004, the Euro/U.S. Dollar exchange rate, as fixed by the European Central Bank, was EUR 1 = USD 1.2055. The financial results reported in this press release have not been audited by the Group's independent public accountants and are presented on the basis of accounting principles generally accepted in Italy ("Italian GAAP").

2 Tables detailing the Group's consolidated Italian GAAP sales results and those of its wholesale & manufacturing business segment excluding sales made by or to EID are provided on page 2 and page 3 of this release.

3 In addition to reporting its Italian GAAP results, the De Rigo Group uses certain measures of financial performance that exclude the impact of fluctuations in currency exchange rates in the translation of its operating results into Euro. In doing so, the Group has calculated its sales for the first six months of 2004 on the basis of the same average exchange rates used to calculate sales for the first six months of 2003. The Company believes that these non-GAAP financial measures provide useful information to both management and investors by allowing a comparison of sales performance on an exchange rate neutral basis. See the tables on page 2 and page 3 of this release.

The De Rigo Group's method of calculating sales performance excluding the impact of changes in exchange rates may differ from methods used by other companies.

NET SALES BY BUSINESS SEGMENT
(Euro in millions)

	1H 2003	1H 2004		1H 2004	1H 2004
	Net	Net		Effect of application of constant exchange rates	Sales at constant exchange rates (Non-GAAP)	%
	Sales	Sales	% change			change

Wholesale & Manufacturing	79.9	82.8	+3.6%	0.1	82.9	+3.8%
Retail	182.6	198.7	+8.8%	-3.2	195.5	+7.1%
- D&A	116.5	127.3	+9.3%	-3.2	124.1	+6.5%
- GO	66.1	71.4	+8.0%	0.0	71.4	+8.0%
Elimination of Intercompany Sales	-8.9	-5.6	-37.1%	0.0	-5.6	-37.1%

Consolidated net sales excluding
sales through EID	253.6	275.9	+8.8%	-3.1	272.8	+7.6%

EID	19.8	0.0		0.0	0.0

Consolidated net sales	273.4	275.9	+0.9%	-3.1	272.8	-0.2%

Consolidated net sales

The Group's consolidated net sales of EUR 275.9 m were broken down as follows: eyewear sales of EUR 129.3 m, lens sales of EUR 82.8 m, contact lens sales of EUR 38.3 m and other sales and revenues of EUR 25.5 m, as compared with sales of EUR 140.1 m, EUR 71.7 m, EUR 36.8 m and EUR 24.8 m, respectively, for the first six months of 2003.

As previously announced, on July 23, 2003, De Rigo sold its 51% interest in EID, the former joint venture for the marketing and distribution of Prada eyewear, to the Prada Group. As a consequence of this transaction, EID is no longer one of De Rigo's business segments, though its results were consolidated in the De Rigo Group's results for the period through the date of its sale (including the entire first six months of 2003). As mentioned above, if one excludes sales through EID during the first six months of 2003 from the period on period comparison, the Group's consolidated net sales increased by 8.8% .

Foreign currency translation differences had a positive effect on consolidated net sales, particularly with regard to the translation into Euro of sales made in Pounds Sterling, as the average exchange rate for this currency in the first six months of 2004 was more favorable to the Group than that during the first six months of 2003, with the effect of an increase in the value of the British currency more than offsetting a decline in the average exchange rates for Japanese Yen and Hong Kong Dollars. As shown in the table above, foreign exchange rate differences had a positive effect of 1.1 percentage points on consolidated net sales.

Analysing consolidated net sales by geographic area, net sales in Europe increased by 2.7% to EUR 247.3 m, primarily as a result of higher net sales through the retail companies and increased wholesale sales in certain markets. Net sales in the Americas decreased to EUR 4.4 m from EUR 7.9 m, primarily as a result of the deconsolidation of EID. Net sales in the Rest of the World decreased by 2.0% to EUR 24.2 m, as the deconsolidation of EID was partially offset by very positive results posted by the Group's Far Eastern distribution subsidiaries.

The overall consolidated net sales results reflected the contribution of each of the Group's principal business segments:

Wholesale & manufacturing

Wholesale & manufacturing sales grew by 3.6% to EUR 82.8 m from EUR 79.9 m posted in the first six months of 2003.

Excluding net sales made by the wholesale & manufacturing business segment to EID from the results for the first six months of 2003, the segment's sales increased by 7.1%, as detailed in the table below:

	1H 2003 Net Sales	1H 2004 Net Sales
				1H 2004	1H 2004	% change
			% change	Effect of application of	Sales at constant
				constant	exchange rates
				exchange rates	(Non-GAAP)

Wholesale & Manufacturing sales	79.9	82.8	+3.6%	0.1	82.9	+3.8%
- of which sales to EID	-2.6	0.0		0.0	0.0

Wholesale & Manufacturing
sales excluding net sales to EID	77.3	82.8	+7.1%	0.1	82.9	+7.2%

The increase in wholesale & manufacturing sales was primarily due to very strong sales results in certain Far East markets, particularly Japan and Hong Kong, as well as in several European markets, including Germany, Spain and Greece.

Retail

Sales through the retail companies increased by 8.8% to EUR 198.7 m from EUR 182.6 m posted in the first six months of 2003.

The following table sets forth certain data on the sales and store network of De Rigo's two retail chains: D&A, one of the leading retailers in the British optical market and GO, the leading retailer in the Spanish optical market.

	1H 2003	1H 2004		30 Jun 03	30 Jun 04		30 Jun 03	30 Jun 04
	€ in	€ in	%	Owned	Owned	Unit	Franchised	Franchised	Unit
	millions	millions	Change	stores	stores	change	stores	stores	change

D&A	116.5	127.3	+9.3%	232	232	-	145	141	-4
GO	66.1	71.4	+8.0%	141	146	+5	11	15	+4

Total Retail	182.6	198.7	+8.8%	373	378	+5	156	156	-

D&A's sales grew to EUR 127.3 m, an increase of 9.3% as compared with sales of EUR 116.5 m posted in the first six months of 2003. Sales grew by 6.5% in Pound Sterling terms, reflecting the increase in its value against the Euro, while same store sales per working day increased by 7.6% . Sales of franchised stores during the period grew by 8.4% to EUR 35.1 m; in Pound Sterling terms, sales of franchised stores increased by 5.8% . The increase in D&A's sales was primarily attributable to the Company's continuing aggressive marketing campaigns driving increased sales of higher quality products. At June 30 2004, D&A operated a network of 232 owned shops and 141 franchised shops.

GO grew sales by 8.0% to EUR 71.4 m from the EUR 66.1 m posted in the first six months of 2003. GO continued to achieve notable sales gains, reflecting a 7.8% increase in same store sales per working day as well as the expansion of its owned and franchised store network. At June 30, GO operated a network of 146 owned shops and 15 franchised shops, having opened a net total of 5 owned shops and 4 franchised shops during the last twelve months.

*****

Ennio De Rigo, Chairman of the De Rigo Group, commented on the first six months sales results: "Our businesses have enjoyed a very pleasant 2004 to date. 3.6% sales growth in the wholesale segment and a 8.8% increase in the retail segment demonstrate the Group's ability to drive sales. The enlargement of our licensed brand portfolio with a global brand like Escada will enhance our position in the premium market. We have just completed the first step in developing distribution synergies with Viva, and look forward to continuing to build a closer relationship to create new value. "

*****

De Rigo is one of the world's largest manufacturers and distributors of premium eyewear, the major optical retailer in Spain through General Optica, one of the leading retailers in the British optical market through Dollond & Aitchison and a partner of the LVMH Fashion Group for the manufacture and distribution of Givenchy, Celine, Fendi and Loewe eyewear. De Rigo also manufactures and distributes the licensed brands Escada, Etro, Fila, Furla, La Perla, Mini and Onyx and its own brands Police, Sting and Lozza.

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 3, 2004	DE RIGO S.p.A.
By: /s/ Ennio De Rigo Ennio De Rigo Chairman of the Board and Chief Executive Officer